FILE NO: 333-

                                                                   CIK # 1246912

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES 134

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:

              Mark J. Kneedy                       Amy R. Doberman
              Chapman and Cutler LLP               Managing Director
              120 West Monroe Street               Van Kampen Investments Inc.
              Chicago, Illinois 60603              522 Fifth Avenue
                                                   New York, New York 10036

     E. Title of securities being registered: Units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



                   Preliminary Prospectus Dated March 13, 2008

                VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES 134


         The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

         A registration statement relating to the Units of this series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Unit Trusts, Series 126 (Registration No. 333-146040) as filed on February 21, 2008 and which shall be used as a preliminary prospectus for the current series of the Trust.)



                       CONTENTS OF REGISTRATION STATEMENT

   The Registration Statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants and legal counsel

   The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-124799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-120234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.3 Opinion of counsel as to the Trustee of the Trust (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.3 Consent of independent registered public accounting firm (to be filed by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 724 (file No. 333-147532) dated January 2, 2008.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (File No. 333-134376) dated July 10, 2006.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Taxable Income Series 134 has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 13th day of March, 2008.

                               Van Kampen Unit Trusts, Taxable Income Series 134
                                                        By Van Kampen Funds Inc.


                                                          By /s/ JOHN F. TIERNEY
                                                     ---------------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on March 13, 2008 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Edward C. Wood, III                 Managing Director                         )

                                                             /s/ John F. Tierney
                                                            --------------------
                                                             (Attorney-in-fact*)

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     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.